March 18, 2026

Ram Aiyar
President, Chief Executive Officer and interim Chief Financial Officer Korro Bio, Inc.
60 First Street, 2nd Floor, Suite 250
Cambridge, MA 02141

        Re: Korro Bio, Inc.
            Registration Statement on Form S-3
            Filed March 13, 2026
            File No. 333-294298
Dear Ram Aiyar:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Marianne Sarrazin, Esq.